SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LTX-Credence Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE MAY 15, 2010

(Title of Class of Securities)

225302 AG3

225302 AH 1

(CUSIP Numbers of Class of Securities)

Joseph A. Hedal

Vice President and General Counsel

LTX-Credence Corporation

825 University Avenue

Norwood, Massachusetts 02062

(781) 461-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David E. Redlick Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Stuart R. Nayman Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, NY 10022 (212) 230-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$31,628,392.50	$1,764.86

*	For the purpose of calculating the filing fee only, this amount assumes the exchange of the entire outstanding principal amount of 3.5% Convertible Senior Subordinated Notes due May 15, 2010 of LTX-Credence Corporation (the “Old Notes”) for, pursuant to the terms of the exchange offer, a combination of (i) newly issued 3.5% Convertible Senior Subordinated Notes due May 15, 2011 of LTX-Credence Corporation (the “New Notes”) and (ii) cash. The portion of the Old Notes to be acquired in exchange for New Notes is valued at the book value of such Old Notes as of April 21, 2009.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .00005580.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,764.86

Form or Registration No.: Schedule TO (File No. 005-34749)

Filing Party: LTX-Credence Corporation

Date Filed: April 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment Number One to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by LTX-Credence Corporation, a Massachusetts corporation (“LTX-Credence” or the “Company”), with the Securities and Exchange Commission on April 22, 2009 is being filed by LTX-Credence pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer (the “Exchange Offer”) by LTX-Credence to exchange, for each $1,000 principal amount of LTX-Credence’s 3.5% Convertible Senior Subordinated Notes due May 15, 2010 (“Old Notes”): (i) LTX-Credence’s 3.5% Convertible Senior Subordinated Notes due May 15, 2011 (“New Notes”) in the principal amount of $750; (ii) a cash payment equal to $199.6875; and (iii) a cash payment equal to the accrued and unpaid interest thereon to, but excluding, the settlement date, and which amount is expected to be approximately $1.0694, assuming the settlement date is May 26, 2009. LTX-Credence sought to exchange any and all outstanding Old Notes in the Exchange Offer.

The Exchange Offer commenced on April 22, 2009 and expired at 5:00 p.m., New York City time, on Wednesday, May 20, 2009.

The Exchange Offer was made upon the terms and subject to the conditions described in LTX-Credence’s Offering Circular, dated April 22, 2009 (the “Offering Circular”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offering Circular and the form of Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively.

This Amendment Number One is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. Except as specifically amended by this Amendment Number One, the Schedule TO remains in full force and effect.

Item 11. Additional Information.

Item 11(b) of the Schedule TO is hereby amended and restated in its entirety as follows:

“(b)	On May 21, 2009, the Company issued a press release announcing the final results of the Exchange Offer, which expired at 5:00 p.m., New York City time, on Wednesday, May 20, 2009. A copy of the press release is filed as exhibit (a)(6) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offering Circular, dated April 22, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)	Press Release, dated April 22, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2009).

(a)(6)	Press Release, dated May 21, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2009).

(b)(1)	Loan and Security Agreement dated as of December 7, 2006 between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007).

(b)(2)	First Loan Modification Agreement, dated as of February 25, 2009, between the Company and Silicon Valley Bank.*

(b)(3)	Second Loan Modification Agreement, dated as of March 27, 2009, between the Company and Silicon Valley Bank.*

(b)(4)	Third Loan Modification Agreement, dated as of April 22, 2009, between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 22, 2009).

(d)(1)	Rights Agreement, dated as of April 30, 1999, between the Company and BankBoston, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 3, 1999).

(d)(2)	Amendment to Rights Agreement, dated as of February 14, 2003, between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 14, 2003).

(d)(3)	Amendment No. 2 to Rights Agreement, dated as of January 27, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2004).

(d)(4)	Amendment No. 3 to Rights Agreement, dated as of March 7, 2008, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008).

(d)(5)	Amendment No. 4 to Rights Agreement, dated as of June 20, 2008, between the Company and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 23, 2008).

(d)(6)	Indenture, dated as of December 20, 2006, between Credence Systems Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Credence System Corporation’s Current Report on Form 8-K filed on December 21, 2006).

(d)(7)	Supplemental Indenture, dated as of August 29, 2008, among the Company, Credence Systems Corporation and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 2, 2008).

(d)(8)	Second Supplemental Indenture, dated as of January 30, 2009, among the Company, Credence and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 5, 2009).

(d)(9)	Indenture, dated as of March 27, 2009, between the Company, Credence and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 27, 2009).

(d)(10)	Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.*

(d)(11)	Agreement, dated as of April 22, 2009, between the Company and Tradewinds Global Investors, LLC (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 22, 2009).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LTX-CREDENCE CORPORATION

By:  /s/ Joseph A. Hedal

        Name: Joseph A. Hedal

        Title: Vice President,

                  General Counsel and Secretary

Date: May 21, 2009

EXHIBIT INDEX

The Exhibit Index of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(i)	Offering Circular, dated April 22, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)	Press Release, dated April 22, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2009).

(a)(6)	Press Release, dated May 21, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 2009).

(b)(1)	Loan and Security Agreement dated as of December 7, 2006 between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007).

(b)(2)	First Loan Modification Agreement, dated as of February 25, 2009, between the Company and Silicon Valley Bank.*

(b)(3)	Second Loan Modification Agreement, dated as of March 27, 2009, between the Company and Silicon Valley Bank.*

(b)(4)	Third Loan Modification Agreement, dated as of April 22, 2009, between the Company and Silicon Valley Bank (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 22, 2009).

(d)(1)	Rights Agreement, dated as of April 30, 1999, between the Company and BankBoston, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 3, 1999).

(d)(2)	Amendment to Rights Agreement, dated as of February 14, 2003, between the Company and EquiServe Trust Company, N.A. (as successor Rights Agent to BankBoston, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 14, 2003).

(d)(3)	Amendment No. 2 to Rights Agreement, dated as of January 27, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2004).

(d)(4)	Amendment No. 3 to Rights Agreement, dated as of March 7, 2008, between the Company and Computershare Trust Company, N.A. (formerly known as EquiServe Trust Company, N.A.), as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008).

(d)(5)	Amendment No. 4 to Rights Agreement, dated as of June 20, 2008, between the Company and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 23, 2008).

(d)(6)	Indenture, dated as of December 20, 2006, between Credence Systems Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to Credence System Corporation’s Current Report on Form 8-K filed on December 21, 2006).

(d)(7)	Supplemental Indenture, dated as of August 29, 2008, among the Company, Credence Systems Corporation and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 2, 2008).

(d)(8)	Second Supplemental Indenture, dated as of January 30, 2009, among the Company, Credence and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 5, 2009).

(d)(9)	Indenture, dated as of March 27, 2009, between the Company, Credence and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 27, 2009).

(d)(10)	Form of Indenture between the Company and The Bank of New York Mellon Trust Company, N.A. relating to the New Notes.*

(d)(11)	Agreement, dated as of April 22, 2009, between the Company and Tradewinds Global Investors, LLC (incorporated by reference to the Company’s Current Report on Form 8-K filed on April 22, 2009).

(g)	None.

(h)	None.

*	Previously filed.